UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-258

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

(Exact name of registrant as specified in its charter)

440 S. LaSalle Drive, Suite 3100

Chicago, IL 60605

 (312) 541-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Common Stock, par value $0.25 per share, Continental Materials Corporation and Plan interests arising pursuant to the investment alternatives, including an investment alternative comprised of Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Effective as of March 24, 2014, participants in the Plan could no longer make additional investments in a Company stock fund within their Plan accounts. The Company’s Common Stock, par value $0.25 per share (“Common Stock”), in which investments in the Company stock fund were invested was withdrawn from listing with NYSE American LLC effective May 11, 2020, pursuant to a Form 25 filed by the Company with the Securities and Exchange Commission (“SEC”) on May 1, 2020.  The Company filed with the SEC a Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, on May 11, 2020.  Also on May 11, 2020, the Company filed with the SEC a post-effective amendment on Form S-8 to de-register all unsold securities offered to employees under the Plan.  Upon filing this Form 15, the Plan’s obligation to file an annual report on Form 11-K is suspended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 21, 2020	By:	/s/ PAUL A. AINSWORTH
Paul A. Ainsworth
Fiduciary of the Continental Materials Corporation Employees Profit Sharing Retirement Plan

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.